COMMENTS RECEIVED ON 03/26/2025

FROM KIM McMANUS

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Advisor Large Cap Fund and Fidelity Large Cap Stock Fund

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Advisor Overseas Fund and Fidelity Overseas Fund

N-14 FILED ON 02/28/2025

N-14 Proxy Statement and Prospectus

1)

SYNOPSIS - Is a Reorganization considered a taxable event for federal income tax purposes?

C:

The Staff requests we disclose the following information if there will be significant portfolio repositioning:

• Approximate percentage of the target fund’s securities that will be sold off;

• Who will bear the cost of repositioning;

• What is the expected cost of repositioning in dollars and as a percent of target fund’s net assets;

• Any tax impact of repositioning, including an estimate of any capital gains distributions that could be triggered by the sale.

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganizations will not occur until several months after the date of the proxy statement/prospectus. As noted in the proxy statement/prospectus, all of the current investments of the acquired funds are permissible investments for the acquiring funds. Nevertheless, if Shareholders approve each reorganization, the Adviser may reallocate assets as part of repositioning the combined portfolios, resulting in the purchase and sale of securities held by the funds. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganizations. For these reasons, we believe our existing disclosure is sufficient.

2)

THE PROPOSED TRANSACTIONS – Reasons for the Reorganization

C:

The Staff requests we revise to clarify the alternatives to the reorganization that were considered by the Board, if any.

R:

The information provided in the “Reasons for the Reorganization” section reflects the considerations and findings made by the Board in reaching its determination that each proposed reorganization is in the best interests of shareholders of each target and acquiring fund. For these reasons, we believe our existing disclosure is sufficient.

3)

PROPOSAL 1 – Attachment 1

“AAll management fees shown in this Attachment 1 exclude performance adjustments. The management fee comprises a basic fee, which may vary by class, that is adjusted up or down (subject to a maximum rate) based on the performance of the fund or a designated class of the fund relative to that of the S&P 500® Index. For additional information for Fidelity Advisor® Large Cap Fund, please see the “Fund Services - Fund Management - Advisory Fee(s)” section in Fidelity Advisor® Large Cap Fund’s Prospectus, which is incorporated by reference. For additional information for Fidelity® Large Cap Stock Fund, please see the “Fund Management - Advisory Fee(s)” section in Attachment 5.”

C:

The Staff requests we revise footnote A to quantify the amount of the performance adjustment (e.g., it can adjust up or down by X%). The Staff asserts this information should be included in a fee table footnote.

R:

We will revise the footnote as follows:

“[All management fees shown in this Attachment [X] exclude performance adjustments. ]The management fee comprises a basic fee, which may vary by class, that is adjusted up or down ~~(subject to a maximum rate)~~ by a maximum of [xx]% based on the performance of the fund or a designated class of the fund relative to that of the [Name of Index]. For additional information for [Name of Fund], please see the "Fund Services - Fund Management - Advisory Fee(s)" in the fund’s Prospectus, which is incorporated herein by reference.”

4)

SYNOPSIS – Who bears the expenses associated with the Reorganization?

“FMR will bear a portion of the one-time administrative costs associated with each Reorganization. Any transaction costs associated with portfolio adjustments to a Target Fund and an Acquiring Fund due to the respective Reorganization that occur prior to the Closing Date will be borne by such Target Fund and such Acquiring Fund, respectively. Any transaction costs associated with portfolio adjustments to an Acquiring Fund due to the Reorganization that occur after the Closing Date and any additional merger-related costs attributable to an Acquiring Fund that occur after the Closing Date will be borne by the respective Acquiring Fund.”

C:

The Staff asserts this section is inconsistent with a note to the capitalization table stating that the reorganization costs will be paid by the target fund. If the target fund is responsible for bearing a portion of the reorganization costs, the Staff requests we disclose in this section.

R:

The costs outlined in the footnotes to the capitalization table reflect the total estimated one-time costs of the reorganization. As noted in each of “Proposal 1” and “Proposal 2”, FMR will bear a portion of the one-time administrative costs associated with each reorganization, and each target Fund will bear its applicable administrative costs associated with its respective reorganization above those borne by FMR.

5)

THE PROPOSED TRANSACTIONS – Capitalization

C:

The Staff notes that the pro forma net assets currently does not reflect adjustment for reorganization costs and, if the target fund is paying reorganization costs, they should be shown as an adjustment in the table.

R:

Form N-1A generally does not require separate disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus. As a result, we have not included any adjustments for such reorganization costs in pro forma tables and we believe our existing disclosure is sufficient.

6)

THE PROPOSED TRANSACTIONS – Tax Position as of November 30, 2024 ($M)

C:

Since the amounts in the table for Fidelity Large Cap Stock Fund are as of April 30, 2024, the Staff requests we revise disclosure in the paragraph preceding the table and the table heading to be consistent with what is disclosed in the table.

R:

In all cases, the amounts in the Tax Position tables are as of November 30, 2024, with each fund’s respective FYE noted appropriately. We can confirm there is not any information in the Tax Position table for either Proposal that is as of a date other than November 30, 2024.